
Mail Stop 4628

October 5, 2016

Via Email
Jose A. Bayardo
Chief Financial Officer
National Oilwell Varco, Inc.
7909 Parkwood Circle Drive
Houston, Texas 77036

  Re: **National Oilwell Varco, Inc.**
    Form 10-K for Fiscal Year Ended
    December 31, 2015
    Response Dated August 2, 2016
    File No. 1-12317

Dear Mr. Bayardo:

We have reviewed your August 2, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Critical Accounting Policies, page 52

Goodwill and Other Indefinite-Lived Intangible Assets, page 54

1. Based on your response to our prior comment number 4, we understand that you have concluded that the fair values of your Rig Offshore, Dynamic Drilling Solutions, Process and Flow Technologies and Fiberglass reporting units are substantially in excess of their carrying values and that the reporting units are therefore not at risk of failing step one of a goodwill impairment test. Given this, and to provide context, revise your disclosure to clarify your conclusions and to explain why the disclosure has been provided.

2.   We note your response to prior comment 5. Tell us the amount of goodwill and total book value allocated to your the Drilling & Intervention and Drill Pipe reporting units as of December 31, 2015.

3.   We note your response to prior comment 6. Provide us with a reasonably detailed summary of the step two analyses performed in connection with the goodwill impairment testing for your Drilling & Intervention and Drill Pipe reporting units. Include in your response the methodologies, significant assumptions, fair value allocations and amount of impairment recorded for each reporting unit. If any of the assumptions in your step two analyses are different than those used in your step one analyses, please explain the underlying reasons for these differences.

4.   Your response to comment 6 indicates that, as part of your impairment testing, you considered the reasonableness of your implied enterprise value and that, taking into account a control premium that would be paid based on reported transactions in your industry, you believe the enterprise value implied by your fair value estimates is consistent with the enterprise value implied by the trading prices of your common stock during the fourth quarter and through subsequent months.

Describe for us, in reasonable detail, the process or analysis through which you considered the reasonableness of your implied enterprise value. As part of your response, tell us how you determined the amount of any control premium and describe the qualitative or quantitative factors considered in connection with determining the control premium. Additionally, explain how you considered values implied by the trading prices of your common stock during the fourth quarter and subsequent months and the relationship of those values to your net book values during those periods.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at (202) 551-3193 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources